SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

Ecopetrol S.A. Announces Exchange Offer Results

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) a Colombian mixed economy company (the “Company”), announced today the results of its offer to exchange (the “Exchange Offer”) registered 7.625% Notes due 2019 (the “New Notes”) for up to U.S.$1,500,000,000 aggregate principal amount of its 7.625% Notes due 2019 (the “Old Notes”), upon the terms and subject to the conditions described in the prospectus dated September 3, 2009 (the “Prospectus”).  The Exchange Offer expired on Friday, October 2, 2009 and it will not be extended.

The following table contains the results of the Exchange Offer:

CUSIP Nos. of	ISIN Nos. of	CUSIP No. of	ISIN No. of	Principal Amount of	Principal Amount of
Old Notes	Old Notes	New Notes	New Notes	Old Notes Tendered	New Notes to be Issued
279158AA7 (Rule 144A)	US279158AA73 (Rule 144A)	279158AB5	US279158AB56	U.S.$531,492,000 (Rule 144A)	U.S.$1,492,541,000
P3661PAA9 (Reg. S)	USP3661PAA95 (Reg. S)			U.S.$961,049,000 (Reg. S)

The Company will not receive any proceeds from the Exchange Offer.  The terms of the New Notes to be issued are identical to the Old Notes, except for the transfer restrictions and registration rights relating to the Old Notes.  The Company expects to deliver the New Notes on or about October 7, 2009.  The Company will apply to list the New Notes on the New York Stock Exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the New Notes, nor have they determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This announcement shall not constitute an offer or a solicitation to exchange, nor shall there be any exchange of the Old Notes in any jurisdiction in which such offer, solicitation or exchange would be unlawful.  This announcement shall not constitute an offer or a solicitation to exchange the New Notes.

Bogota, October 5, 2009

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 5, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer